Exhibit 99.3

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

CLOSING OF THE DISPOSAL OF A SUBSIDIARY

We refer to the announcement of PetroChina Company Limited (the “Company”) dated 20 June 2022 (the “Announcement”) in relation to the Company’s disposal of the 100% equity interests of Liaohe Gas Storage Company held by the Company. Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as those defined in the Announcement.

The Board is pleased to announce that the change of industrial and commercial registration in relation to the Disposal has been completed. After the completion of the change of industrial and commercial registration, Liaohe Gas Storage Company ceased to be a subsidiary of the Company, the financial results of which will not be consolidated into the Group’s financial statement. In accordance with PRC Accounting Standards for Business Enterprise, the unaudited gain before tax from the Disposal (i.e. the difference between the consideration of the Disposal and the book value of the net assets of Liaohe Gas Storage Company) was RMB40.1122 million.

By order of the Board
PetroChina Company Limited
Company Secretary
Chai Shouping

Beijing, China

8 July 2022

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.